UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SYNCHRONY FINANCIAL

File No. 333-194528 - CF#31861

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SYNCHRONY FINANCIAL submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 13, 2014, as amended.

Based on representations by SYNCHRONY FINANCIAL that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.73   through December 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary